December 19, 2002

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the press release issued by Crosby Ltd., a leading independent cross border investment bank in Asia, in connection with the five-year US$50 million purchase transaction involving the receivables of PLDT from certain telecommunications companies.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

19 December 2002	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release issued by Crosby Ltd, a leading independent cross border investment bank in Asia. We are adopting said press release as our disclosure in respect of the five-year US$50 million purchase transaction involving the receivables of PLDT from certain telecommunications companies.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

19 December 2002

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release issued by Crosby Ltd, a leading independent cross border investment bank in Asia. We are adopting said press release as our disclosure in respect of the five-year US$50 million purchase transaction involving the receivables of PLDT from certain telecommunications companies.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  19 December 2002

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release issued by Crosby Ltd, a leading independent cross border investment bank in Asia. We are adopting said press release as our disclosure in respect of the five-year US$50 million purchase transaction involving the receivables of PLDT from certain telecommunications companies.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 19 December 2002

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Crosby Arranges $50 million Receivables Purchase Transaction for

PLDT

Crosby Ltd announced today that it has completed a five-year US$50 million receivables purchase transaction for Philippine Long Distance Telephone Company (“PLDT”).

The transaction, the first ever of its kind in the Philippines involves the sale by PLDT of receivables from certain telecommunications companies to a special purpose vehicle funded by a group of purchasers arranged by Crosby Ltd. An important aspect of the transaction was the participation of a number of Islamic investors from the Middle East and Asia who also provided a facility to PLDT Global Corporation, known as an “Ijara” in Islamic terms, jointly managed by ABC Islamic Bank and Shamil Bank, both based out of Bahrain.

Terms of the transaction were not made public, however, Anabelle Chua, Treasurer and Senior Vice President of PLDT commented, “The completion of this transaction is another demonstration of investor confidence in PLDT, particularly after the Company has completed its liability management program. In addition, we are pleased that with this transaction we are able to further diversify our funding sources. We hope that this will just be the first of a number of innovative transactions for PLDT in the coming years.”

Joey Borromeo, Managing Director of Crosby Ltd., and the executive who oversees Crosby’s investment banking activities in the Philippines, said, “There is clearly an interest on the part of Middle East based investors in this part of the world, and we are currently working on a number of such deals in this market alone, as well as in other countries across Asia.”

About PLDT

PLDT is the leading national telecommunications service provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – the company offers a wide range of telecommunications services to approximately 10 million subscribers in the Philippines across the country’s most extensive digital fiber optic backbone and fixed line, cellular and satellite networks.

PLDT is the leading fixed line provider in the Philippines with approximately 68% of the total reported fixed lines in service nationwide as of the end of September 2002. PLDT is also the leading cellular services provider through its subsidiary, Smart and its affiliate, Piltel. Smart and Piltel had approximately 6.1 million and 1.8 million cellular subscribers as of the end of September 2002, representing a market share of 44% and 13%, respectively.

About Crosby

Crosby is a leading independent cross border investment bank in Asia. With a presence in Seoul, Shanghai, Beijing, Manila, Hong Kong, Singapore, Jakarta, Karachi and London, Crosby provides investment banking and asset management services to corporate and government clients.

About ABC Islamic

ABC Islamic E.C. is a 100% owned subsidiary of Arab Banking Corporation engaged in purely Islamic banking transactions. ABC, the parent, is the largest bank in the Middle East and is a publicly listed in Bahrain and Paris Stock Exchange. The governments of UAE, Kuwait and Bahrain, together, own a majority stake in ABC.

About Shamil Bank (Bahrain)

Shamil Bank (Bahrain) is a 100% Islamic banking subsidiary of Dar Al Maal, the investment vehicle of one of the sons of the King of Saudi Arabia. Like ABC, Shamil is a leading bank in the Gulf.